SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

October 10, 2008

Mr. Kevin Woody

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Alto Palermo S.A., Form 20-F for Fiscal Year Ended June 30, 2007

Filed December 27, 2007, File No. 000-30982

Ladies and Gentlemen:

On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated September 9, 2008 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 27, 2007, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year Ended June 30, 2007

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 124

1.	Please tell us why you have not included interest related to your debt within your contractual obligations table. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, the Company advises the Staff that in addition to the contractual obligations table on page 124, the Company has included on page 119 a more detailed table setting forth its indebtedness. Please note that the indebtedness table on page 119 sets forth accrued interest as of June 30, 2007 for the Company’s total indebtedness of Ps. 756.0 million. In addition, at June 30, 2007, the total amount of accrued interest was Ps. 14.6 million, or only 2% of the Company’s total indebtedness at such date. Furthermore, note that interest to be accrued for the Company’s total indebtedness at June 30, 2007 amounts to Ps. 482, 45

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Securities and Exchange Commission	- 2 -	October 10, 2008

millions. Notwithstanding the foregoing, the Company will prepare the contractual obligations table in future filings to include interest payments as suggested by footnote 46 of Release 33-8350.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please tell us how the auditor’s report complies with paragraph 8(b) of AU Section 508, or tell us why they did not include a statement that the financial statements were audited.

In response to the Staff’s comment, the Company consulted with its external auditors who asked the Company to advise the Staff that their report explicitly stated that their responsibility was to express an opinion on the financial statements of the Company based on their audits. Furthermore, the auditors pointed out to the Company that they stated in their report that they conducted the audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and that they believed that their audits provided a reasonable basis for their opinion. The Company has been advised by its external auditors that all of these statements were intended to comply with the requirements of paragraph 8(b) of AU 508, and are believed by such auditors to comply with such requirements, in that they clearly represent that the financial statements have been audited.

Notes to Consolidated Financial Statements

2. Preparation of financial statements

h. Significant acquisitions, dispositions and developments of businesses

Mendoza Plaza Shopping, page F-13

3.	The put option with Inversiones Falabella Argentina S.A. appears to be an embedded derivative pursuant to paragraph 61e of SFAS 133. Please tell us how you accounted for the put option within your US GAAP reconciliation. Within your response, reference the authoritative accounting literature relied upon by management.

In response to the Staff’s comment, the Company advises the Staff that in order to consider whether there was a US GAAP reconciliation adjustment, the Company evaluated the accounting of the put option (the “Put Option”) with Inversiones Falabella Argentina S.A. comprising the minority interest of Mendoza Plaza Shopping S.A. The Put Option had the following terms:

a) redemption amount is fixed at US$ 3 million;

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Securities and Exchange Commission	- 3 -	October 10, 2008

b) expiration date until last business day of October 2008;

c) only exercisable at the option of the holder (Falabella Argentina S.A.);

d) indexed directly to the shares of Mendoza Plaza Shopping S.A., a subsidiary of APSA and classified in shareholder’s equity.

The Company evaluated whether the Put Option was deemed to be a freestanding derivative or an embedded put. The Company concluded that the Put Option was not a freestanding derivative because it was not detachable, transferable or capable of being sold to third parties. Accordingly, the Company analyzed whether the Put Option was mandatorily redeemable pursuant to FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Based on the terms of the Put Option as noted above, the Company concluded that it was not mandatorily redeemable. The Company then analyzed whether to account for the puttable minority interest as a traditional minority interest under ARB 51 and the put feature as an embedded derivative pursuant to paragraph 61(e) of SFAS No. 133.

Paragraph 61(e) determines that a put option that enables the holder to require the issuer of an equity instrument to reacquire that equity instrument for cash or other assets is not clearly and closely related to that equity instrument. That put option should be separated from the host contract by the issuer of the equity instrument except in those cases in which the put option is not considered to be a derivative instrument pursuant to paragraph 11(a) because it is classified in stockholders´ equity. The Company analyzed paragraph 11 (a) of SFAS No. 133 and concluded that since the Put Option was both (1) indexed to the shares of Mendoza Plaza Shopping S.A., a subsidiary of APSA and (2) classified in stockholders´ equity, it should not be deemed to be a derivative under SFAS No. 133 and hence not separated from the host contract. Furthermore, the Company concluded that the model established by EITF D-98 “Classification and Measurement of Redeemable Securities” should be applied to the accounting for the Put Option by analogy. Under EITF D-98, the Company concluded that the put feature and the minority interest should be accounted for as one instrument and accreted up to the higher of the redemption amount (the fixed amount of US$3 million) or the ARB 51 amount. The ARB 51 amount represents the minority interest over Mendoza Plaza Shopping S.A equity valued under the equity method of accounting and equals the amount recorded for Argentine GAAP purposes. For all of the periods presented since inception of the Put Option, the ARB 51 amount exceeded the redemption amount. Thus, the instrument was recorded at the ARB 51 amount, and no reconciliation adjustment was necessary.

19. Differences between Argentine GAAP and US GAAP

I. Difference in measurement methods

t) Cumulative effect of the initial application of SAB No. 108, page F-59

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Securities and Exchange Commission	- 4 -	October 10, 2008

4.	Please tell us how you considered Law No. 24,808, as disclosed on page F-14, in your determination of your SAB 108 adjustment and your revenue recognition adjustment on page F-60. Please refer to paragraph 5f of SFAS 13.

In response to the Staff’s comment, the Company advises the Staff that as discussed in Note 19.I.t), upon application of SAB 108, the Company recognized the effects of scheduled rent increases on a straight-line basis over the original lease terms (generally ranging from 3 to 10 years although the majority of them do not mature after 5 years) in accordance with FAS 13 and FTB 85-3. In the determination of the SAB 108 adjustment and the corresponding revenue recognition adjustment, the Company considered the definition of lease term in paragraph 5(f) of FAS 13. As more fully described in pages 75 and 76 of the Company’s Form 20-F, all lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease). Paragraph 5(f) of FAS 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of FAS 13, the Company analyzed the most significant lease agreements entered into in all of its shopping center properties and concluded that, even though these lease agreements are cancelable by the lessees after an initial six-month period, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. As such, the Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements. The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of FAS 13, as follows:

The Company currently has 10 shopping center properties located in the most important cities of Argentina in terms of population and income levels, namely, 5 shopping center properties in Buenos Aires (the capital city of Argentina); 1 property in the Province of Buenos Aires; 1 property in Cordoba (the capital city of the Province of Cordoba); 1 property in Mendoza (the capital city of the Province of Mendoza); 1 property in Salta (the capital city of the Province of Salta) and 1 property in Rosario, the most important city of the Province of Santa Fe. All of these properties are strategically located in downtown neighborhoods or areas of high population with medium and medium-to-high income levels. All properties are easily accessible due to their proximity to subway, train, bus and other means of travel alternatives. Currently, the Company’s properties have an occupancy rate of 99.3%.

The majority of the Company’s shopping center properties are leased to tenants representing well known domestic and international brands. Considering the markets and the

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areas within the markets where the Company’s properties are located, the Company believes that many of these retail tenants view the Company’s shopping centers as desirable venues for their retail operations due to:

(i) the shopping centers’ geographical location and accessibility;

(ii) the shopping centers’ attractiveness to large amounts of consumers with high levels of spending;

(iii) limited availability of identical space in certain neighborhoods; and

(iv) the tenants’ brand image and other competitive considerations.

In addition to the foregoing, the Company’s tenants have to incur significant expenses in renovation, maintenance and improvements to the retail spaces they occupy to conform with the overall image of the Company’s shopping center properties, the Company’s targeted market and requirements. The average cost of leasehold improvements to be incurred by tenants amounts to approximately US$1,000 per square meter, depending on the characteristics of the store and tenants needs which is significant for the Argentine retail market. Thus, tenants would incur additional expenses due to moving, relocation and dismantlement if leases were rescinded.

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

II. Additional disclosure requirements, page F-61

b) Disclosure of operating lease information, page F-61

5.	To the extent you have noncancelable leases, please tell us how you have complied with paragraph 23(b)(ii) of SFAS 13, or tell us why you believe it was not necessary to disclose the minimum future rentals on noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years.

In response to the Staff’s comment, the Company advises the Staff minimum future rentals on such noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years will be presented in future filings. Although the leases are legally cancelable, the Company has concluded that at lease inception it is “reasonably assured” that the leases should be considered “noncancelable” as a result of significant external economic penalties.

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Securities and Exchange Commission	- 6 -	October 10, 2008

The Company advises the Staff that the requested information with respect to minimum future rentals on noncancelable leases already appears in the tables starting on page 38 of its Form 20-F under “Lease Expirations”.

q) Investments in real state and accumulated depreciation, page F-78

6.	Please tell us how you have complied with Rule 12-28 of Regulation S-X, or tell us why you did not provide a reconciliation of investments in real estate for the year ended June 30, 2005 and a reconciliation of accumulated depreciation for the years ended June 30, 2007, 2006, and 2005.

In response to the Staff’s comment, the Company advises the Staff that the investments in real estate and accumulated depreciation on page 78 will be amended to include a reconciliation of investments in real estate for the earliest period presented and a reconciliation of accumulated depreciation for all of the years presented as requested by Rule 12-28 of Regulation S-X. The Company proposes to amend this table in future filings.

The Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams

cc Gabriel Blasi

Esteban Grinberg

Maria Marta Anzizar

Eduardo Loiacono